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                                                                    Exhibit 20

PPG HAS RECORD SALES;
DIRECTORS RAISE DIVIDEND

     PITTSBURGH, Jan. 16 -- PPG Industries reported record sales for the fourth quarter of 1996, while earnings per share equaled the 1995 record. Full-year sales and earnings were also records, excluding the effect of a 1995 gain from settlement of a glass technology dispute.

     "All three business segments had record fourth-quarter sales, their second consecutive quarterly high," said Jerry E. Dempsey, board chairman and chief executive officer. "That performance, and the record-matching per-share earnings, were achieved despite lower North American auto production, ongoing commodity chemicals price weakening, a dramatic increase in natural gas costs, and continued weakness in European economies."

     Fourth-quarter net income was $152.1 million, or 83 cents a share, on sales of $1.8 billion, compared with net income in the 1995 quarter of $161.2 million, or 83 cents a share, on sales of $1.7 billion.

     Full-year 1996 net income was $744.0 million, or $3.96 per share, on sales of $7.2 billion. In 1995, net income was $767.6 million, or $3.80 per share -- including a $24.2 million after-tax gain, or 12 cents a share, from settlement of the glass technology dispute with Pilkington PLC; sales were $7.1 billion.
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                                      -2-

     Also today, PPG's board of directors raised the quarterly dividend on the company's shares to 33 cents from 32 cents a share, payable March 12 to shareholders of record Feb. 18.

     "We remain committed to a policy of rewarding our shareholders through dividend increases, share repurchases and other appropriate actions," Dempsey said. "PPG has paid dividends without interruption since 1899, and 1997 will be the 26th consecutive year in which our shareholders will receive increased dividend payments."

     "Our North American businesses did well in the final quarter of the year," Dempsey said, "with manufacturing efficiencies contributing to overall earnings performance. On the other hand, the climb in natural gas prices meant higher fuel costs to generate electricity for commodity chemicals production and operate glass and fiber glass melting furnaces.

     "We remain cautiously optimistic that the decline in Europe's economies may have bottomed late last year," he added.

     PPG's coatings and resins segment achieved record sales and second-highest operating earnings for a fourth quarter despite weakness in key European markets and a decline in North American auto production. Automotive refinishes and industrial coatings had a strong quarter. Raw materials costs improved from a year earlier, and manufacturing efficiencies also had a favorable effect on earnings.

                                     (more)
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     Glass segment sales were a record for a fourth quarter despite the drag of weak European markets. Volumes improved for most North American products as well as European flat glass products. Flat glass pricing, although down from a year ago, has been relatively stable since mid-1996. Operating earnings benefited in part from ongoing manufacturing efficiencies and slightly lower overhead.

     While chemicals sales were also a record for the quarter, operating earnings were affected by continued declines in commodity selling prices and sharply increased energy costs that were offset only slightly by lower overhead costs. PPG's expanding specialty chemicals businesses posted strong volume gains, again led by the Transitions Optical photochromic plastic eyewear lens business. For the 11th consecutive year, commodity chemicals operations increased output from basically the same production facilities.


                                  -21390/197-


Internet: http://www.ppg.com